Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL ANNOUNCES DELISTING FROM NASDAQ AND

CONCENTRATION OF ITS SHARE TRADING ON THE TEL AVIV STOCK EXCHANGE

YAVNE, Israel - August 4, 2026 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announced that it intends to voluntarily delist its ordinary shares ("Ordinary Shares") from the NASDAQ Capital Market ("NASDAQ") and concentrate its share trading on one single exchange, the Tel Aviv Stock Exchange ("TASE"). Following the effectiveness of the delisting from NASDAQ, the Company intends to deregister and terminate its reporting obligations with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("US Exchange Act"). The Company will maintain the current listing of its shares on TASE, which will become Willi-Food's only official stock exchange listing, and shareholders will continue to be able to buy and sell the Ordinary Shares on TASE following the delisting from NASDAQ and the deregistration with the SEC.

The Board of Directors of the Company has determined after careful consideration that its current dual listing structure, whereby its Ordinary Shares are traded on NASDAQ, in addition to the trading of its Ordinary Shares on TASE, is unnecessary in today's increasingly globalized trading environment, where investors have access to securities in international markets, regardless of where they are listed. Since the majority of its Ordinary Shares trade on TASE and its operations are substantially all carried out in Israel, it would be prudent for the Company to terminate its listing on NASDAQ. By maintaining one single listing on TASE, the Company will be able to focus even further on its business development, while reducing the costs to the Company of maintaining a listing in the United States, where the Company's operations are not focused. The delisting from NASDAQ will not affect the continued listing or trading of the Ordinary Shares on TASE.

With the single listing in Tel Aviv, the Company will be subject to TASE's listing rules and the Israeli Securities Law, 5728-1968, its regulations and Israeli Securities Authority's reporting requirements and the high standards of corporate governance prevalent in Israel. The Company's strategy, its operations and its ability to grow its business will not change as a result of the Company concentrating its share trading on a single exchange.

The Company anticipates that it will file with the SEC a Form 25 relating to the delisting of its Ordinary Shares from trade on NASDAQ on or about August 17, 2026. As a result, the Company expects that the last day of trading of its Ordinary Shares on NASDAQ will be no earlier than August 26, 2026. The change to a sole listing on TASE is intended to be effected upon the U.S. delisting, no earlier than August 27, 2026.

In addition, the Company intends to terminate the registration of its securities and its reporting obligations under the US Exchange Act.  For this purpose, the Company intends to file with the SEC a Form 15F on or about August 28, 2026. Upon such filing, the Company's reporting obligations with the SEC will be suspended immediately. The termination of the Company's registration and reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

No action is required to be taken by investors at this time. Following the delisting from NASDAQ and the deregistration with the SEC, the Ordinary Shares will remain listed and may continue to be bought and sold on TASE. In addition, the Company anticipates that following the delisting from NASDAQ, the Ordinary Shares will be available for trade in the U.S. Over-The-Counter (OTC) market.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel’s leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events. Words such as "will", "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Such forward-looking statements include statements relating to the intention to delist and deregister and execution thereof and the availability for trade of the Ordinary Shares on the OTC. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future result expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to the risk of delay in the delisting or deregistration and the risk that the Ordinary Shares will not be available to trade on the OTC market following delisting from NASDAQ. We cannot guarantee future results. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 24, 2026. We do not assume any obligation to update the forward-looking information contained in this press release.